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UNITED STATES
̶CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

̶NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/19___ AND ENDING ___3/31/20___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crossmark Distributors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15375 Memorial Dr., Suite 200
                                          (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Houston   Texas   77079
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Mims   (713) 243-6764
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

                        (Name – *if individual, state last, first, middle name*)

5179 CR 1026   Celeste   Texas   75743

(Address)   (City)   (State)   (Zip Code)

SEC
Mail Processing
Section
MAY 2 9 2020
Washington DC
415

CHECK ONE:

✓ Certified Public Accountant

... Public Accountant

... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Michael L. Kern, III, CFA</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Crossmark Distributors, Inc.</u>, as of <u>March 31, 2020</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                                     Signature

                                             President & CEO
                                                     Title

_____
Notary Public

PATRICIA L. MIMS
My Notary ID # 11963645
Expires August 22, 2021

This report ** contains (check all applicable boxes):

X   (a) Facing Page.
X   (b) Statement of Financial Condition.
X   (c) Statement of Income (Loss).
X   (d) Statement of Changes in Financial Condition.
X   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X   (g) Computation of Net Capital.
X   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
...   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X   (l) An Oath or Affirmation.
...   (m) A copy of the SIPC Supplemental Report.
...   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crossmark Distributors, Inc. as of March 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crossmark Distributors, Inc. as of March 31, 2020, and the results of its operations and its cash flows for the year then in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crossmark Distributors, Inc.'s management. Our responsibility is to express an opinion on Crossmark Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crossmark Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Crossmark Distributors, Inc.'s financial statements. The supplemental information is the responsibility of Crossmark Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Crossmark Distributors, Inc.'s auditor since 2018.

Celeste, Texas
May 19, 2020

1

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

Cash	$ 213,946
Accounts receivable	8,457
Income tax receivable - Parent	3,033
Prepaid expenses	28,709
TOTAL ASSETS	**$ 254,145**

LIABILITIES AND STOCKHOLDER'S EQUITY

TOTAL LIABILITIES	**$ -**

STOCKHOLDER'S EQUITY

Common stock, $5 par value; 5,000 shares authorized, issued and outstanding	25,000
Additional paid-in capital	310,000
Accumulated deficit	(80,855)
TOTAL STOCKHOLDER'S EQUITY	**254,145**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 254,145**

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
For the Year Ended MARCH 31, 2020

REVENUES

Service and distribution fees	$	89,291
Sub-accounting service fees		50,158
TOTAL REVENUES	**$**	**139,449**

EXPENSES

Service and distribution fees	2,286
Platform fees	10,135
Regulatory fees	45,577
Professional fees	17,200
Office and administrative services - Parent	74,400
Other expenses	13,107
TOTAL EXPENSES	**162,705**

Net loss before provision for income taxes		(23,256)
Federal income tax benefit - current		3,033
NET LOSS	**$**	**(20,223)**

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended MARCH 31, 2020

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at April 1, 2019	$ 25,000	$ 310,000	$ (60,632)	$ 274,368
Net loss	0	0	(20,223)	(20,223)
Balance at March 31, 2020	$ 25,000	$ 310,000	$ (80,855)	$ 254,145

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended MARCH 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	S	(20,223)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Decrease in accounts receivable - related party		79,363
Decrease in income tax receivable - Parent		9,322
Increase in prepaid expenses		(3,363)
Decrease in distribution and platform fees due to service organizations		(84,355)
NET CASH USED IN OPERATING ACTIVITIES		(19,256)
NET DECREASE IN CASH		(19,256)
CASH - beginning of year		233,202
CASH - end of year	S	213,946

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	S	-
Income Taxes	S	-

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2020

NOTE A – NATURE OF OPERATIONS

Crossmark Distributors, Inc., ("Company") was incorporated in the state of Delaware in 1983 and is a wholly-owned subsidiary of Crossmark Global Holdings, Inc., ("Parent") a Delaware Corporation.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm is currently exempt from Securities Investor Protection Corporation (SIPC) membership. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company's operations consist primarily of providing service, distribution and sub-accounting services to Steward Funds, Inc. ("SFI"), a related party registered open-end management investment company. The Company also has selling agreements to provide service and distribution services to certain other unaffiliated registered investment companies.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Revenue Recognition:

Significant Judgements

Revenue from contracts with customers includes fees for providing service, distribution and sub-accounting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2020

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Service and Distribution Fees

The Company has entered into a Service and Distribution Plan (the "Service and Distribution Plan") with SFI pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Company also enters into arrangements with other unaffiliated registered investment companies (funds) to distribute shares to investors. The Company may receive distribution and service fees up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly. Service and distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Sub-Accounting Service Fees

The Company has also entered into a Sub-Accounting Services Plan ("Sub-Accounting Services Plan") with SFI that provides that SFI, out of assets attributable to its Class A, Class C, and Institutional Class shares, shall compensate the Company to cover the costs of payments to certain third-party shareholder service providers related to the administration of group accounts in which SFI's shareholders participate. Sub-accounting service fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income Taxes: The Company is included in the consolidated federal income tax return of its Parent. Federal income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent. At March 31, 2020, $3,033 is receivable from Parent for separate federal income taxes.

The Company is also subject to state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of March 31, 2020, open Federal tax years include the tax years ended March 31, 2017 through March 31, 2019.

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2020

NOTE C – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATIONS

The Company, the Parent, and SFI are under common control and the existence of that control could create operating results and financial condition significantly different than if the companies were autonomous.

Under the Service and Distribution Plan with SFI, the Company earned $85,099 for the year ended March 31, 2020, of which $4,807 is receivable at March 31, 2020.

Under the Sub-Accounting Services Plan with SFI, the Company earned $8,004 for the year ended March 31, 2020, of which $50 is receivable at March 31, 2020.

The Company earned approximately 67% of its revenue from SFI for the year ended March 31, 2020. The Company is economically dependent upon SFI due to the concentration of revenue.

The Company has a $3,033 receivable from Parent for separate federal income taxes at March 31, 2020.

Certain officers and directors of SFI are also officers and/or directors of the Company.

The Parent and the Company entered into an office and administrative services agreement ("Agreement") for an initial term of one year through April 1, 2018. The Agreement automatically renews for successive one-year terms, unless written notice is given by either party not less than thirty days prior to the expiration of any subsequent term. The Agreement has automatically renewed through April 1, 2020. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent allocates a pro-rata portion of such expenses incurred by the Parent on account of the Company. In making such allocation the Parent equates the proportional cost of the facility and services with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of the facility or services. Office and administrative fees incurred and paid under this agreement totaled $74,400 for the year ended March 31, 2020. The Parent and the Company renewed the Agreement effective April 1, 2020 with an annual fee of $74,400 for the year ending March 31, 2021.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2020, the Company had a net capital of $216,979, which was $191,979 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2020

NOTE E – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE F – SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to March 31, 2020, and through May 19, 2020, the date financial statements were available to be issued.

CROSSMARK DISTRIBUTORS, INC.
SCHEDULE I – Supplemental Information Pursuant to Rule 17a-5
MARCH 31, 2020

NET CAPITAL

Total stockholder's equity	$	254,145
Deductions for non-allowable assets:		
Accounts receivable		(8,457)
Pre-paid expenses		(28,709)

NET CAPITAL $ 216,979

TOTAL AGGREGATE INDEBTEDNESS $ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness) $ 25,000

Net capital in excess of requirement minimum $ 191,979

Ratio of aggregate indebtedness to net capital 0 to 1

Note: There are no material differences between the preceding computation and the Company's correspondeing unauditited Part II for Firm X-17A-5 as of March 31, 2020

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
No statement is required as no subordinated liabilities existed at any time during the year.

STATEMENT REGARDING THE RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS
The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying notes to financial statements and report of independent registered public accounting firm.

Crossmark Distributors, Inc.

Exemption Report

Crossmark Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Crossmark Distributors, Inc.

I, Michael L. Kern, III, CFA, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President, CEO & Treasurer

May 18, 2020